SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         AMENDMENT NO. 1
                               to
                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


                      HUGHES SUPPLY, INC.

(Name of Issuer)


                  Common Stock, $1.00 par value
----------------------------------------------------------------
                 (Title of Class of Securities)


                           444482 10 3
----------------------------------------------------------------
                         (CUSIP Number)

             David H. Hughes, Chairman of the Board
                       Hughes Supply, Inc.
                          P.O. Box 2273
                20 North Orange Avenue, Suite 200
                    Orlando, Florida  32802
                    Tel. No. (407) 841-4755
----------------------------------------------------------------
              (Name, Address and Telephone Number
                of Person Authorized to Receive
                  Notices and Communications)


                          July 31,1995
----------------------------------------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

                (continued on following page(s))

                       Page 1 of 9 Pages

CUSIP No. 444482 10 3
          . . . . . .
________________________________________________________________

(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons of

                  Donald C. Martin  ###-##-####
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(3)  SEC Use Only  . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(4)  Sources of Funds     00
                       . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(5)  Check if disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . .
________________________________________________________________

(6)  Citizenship or Place of Organization    U.S.A.
                                          . . . . . . . . . . .
________________________________________________________________

Number of      (7)  Sole Voting Power           212,828 shares
Shares Bene-                           . . . . . . . . . . . . .
ficially Owned _________________________________________________
by Each Report-
ing Person With
               (8)  Shared Voting Power          56,569 shares
                                        . . . . . . . . . . . .
               _________________________________________________

               (9)  Sole Dispositive Power       212,828 shares
                                        . . . . . . . . . . . .
               _________________________________________________

              (10)  Shared Dispositive Power      56,569 shares
                                            . . . . . . . . . .

                  (continued on following page)

________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person


      . . . . . . . . . . . . . . . . . . . . . .276,897 shares
________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares . . . . . . . . . . . . . . . . . . . . . . . . . .
________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)    4.2%
                                                       . . . . .
________________________________________________________________

(14) Type of Reporting Person                IN
                             . . . . . . . . . . . . . . . . . .
________________________________________________________________

Item 1.  Security and Issuer.

     The securities which are the subject of this Amendment No. 1 to Schedule 13D (this "Amendment") are shares of common stock, $1.00 par value ("Common Stock"), of Hughes Supply, Inc. (the "Issuer") whose principal executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida, 32801.

Item 2.  Identity and Background.

     The following information relates to the person filing this statement:

          (a)  Name; Donald C. Martin (the "reporting person").

          (b)  Business address;   5180 Peachtree Road
                                   Atlanta, Georgia 30341

          (c)  Present principal occupation and employment;

               Consultant to the Issuer.

          (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship; United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Amendment is filed for the purpose of reporting the changes in the reporting person's beneficial ownership of Common Stock during the period from the date of the reporting person's initial filing of Schedule 13D, dated July 8, 1993, through the date of this Amendment and the resulting reduction in the reporting person's beneficial ownership to less than five percent of the total outstanding shares as a result of such changes and, more importantly, as a result of increases in the number of outstanding shares of the Issuer during such period.

     The transactions by the reporting person reported in this

Amendment consist of the acquisition of stock options to acquire an aggregate of 5,000 shares under the Issuer's Director's Stock Option Plan and the disposition by gift of 7,500 shares. During the period from July 8, 1993 to the date of this Amendment the number of outstanding shares of the Issuer increased to 6,608,998 so that the aggregate amount of share of the Issuer beneficially owned by the reporting person reported in this Amendment, 276,897 shares, now constitutes approximately 4.2 % of the class.

     The following table sets forth the reporting person's beneficial ownership of Common Stock as of July 8, 1993, the date of the last transaction covered by the reporting person's only previous filing on Schedule 13D, and the changes in his beneficial ownership from that date until the date of this
Amendment:

                   Shares Beneficially Owned,
                        Acquisitions and
                         (Dispositions)

     Date           Shares Beneficially Owned          Options(1)

                    Sole           Shared

 7/8/93(2)          215,328(2)      56,569(2)            none (2)
 5/24/94(3)           2,500(1)                           2,500
 5/23/95(3)           2,500(1)                           2,500
 7/31/95(4)         ( 7,500)

     TOTALS         212,828(5)      56,569(6)            5,000

     AGGREGATE AMOUNT REPORTED               276,897
________
(1)  Shares subject to unexercised options under Issuer's
     Directors' Stock Option Plan (the "Option Plan") are reported as owned with sole voting and dispositive power and are included in the amount reported on lines (7) and (9) of
     Schedule 13.

(2) Shares beneficially owned on July 8, 1993 prior to the transactions reported in the table.

(3)  Option granted to the reporting person under the Option
     Plan.

(4)  Gift of shares by the reporting person.



(5) Includes 5,000 shares subject to unexercised options under the Option Plan. The reporting person has sole voting and dispositive power with respect to 212,828 shares.

(6) The reporting person has shared voting and dispositive power with respect to 56,569 shares.

     See Item 5 of this Schedule for specific information with respect to the reporting person's respective ownership interests in the shares.

     The changes reported in this Amendment did not result from a purchase of securities by, or from an expenditure of funds or other consideration by, the reporting person.

Item 4.  Purpose of Transaction.

     This Amendment is filed for the purpose of reporting the changes in the reporting person's beneficial ownership of shares of Common Stock and the resulting reduction of his beneficial ownership to less than five percent of the outstanding shares of Common Stock of the Issuer referred to in Item 3 above. With the possible exception of the acquisition by the reporting person, in his individual capacity, of additional shares of Common Stock, upon exercise of options under the Option Plan or otherwise, for investment purposes, the reporting person does not have any plans or proposals which relate to or result in:

     (a) The acquisition by any person of additional securities of the disposition of securities by the Issuer;

     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capital-ization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any similar action to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.

     (a) The reporting person may be deemed under the provisions of Rule 13(d)-3 to be the beneficial owner of 276,897 shares or 4.2% of the aggregate 6,608,998 shares of Common Stock of the Issuer which, according to the Issuer, were outstanding as of August 9, 1995, the date of this Amendment.

     (b) The 276,897 shares of Common Stock which may be deemed to be beneficially owned by the reporting person includes the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition thereof as follows:

     Sole power to vote or direct the vote: 212,828 shares;

     Shared power to vote or direct the vote: 56,569 shares;

     Sole power to dispose or direct the disposition:
     212,828 shares; and

     Shared power to dispose or direct the disposition:

     56,569 shares.

     The shares of Common Stock subject to purchase under unexercised options granted under the Option
     Plan, 5,000 shares, are included in the number of shares indicated above as owned with sole voting power and sole power of disposition.

     (c) During the period prior from July 8, 1993, the date of the last change in the reporting person's beneficial ownership of Common Stock reported on the reporting person's last previous Schedule 13D, until the date of this Amendment the reporting person did not engage in any transaction or have any change in his beneficial ownership of Common Stock of the Issuer other than as set forth in Item 3 above.

     (d)  As to the shares indicated in subparagraph
(b) above as being subject to sole voting and dispositive power, 212,828 shares, such shares are held as follows: 215,328 shares held by the reporting person; and 5,000 of such shares are represented by unexercised options under the Option Plan. The shares indicated in subparagraph (b) above as being subject to sole dispositive power, 212,828 shares, includes all of the aforementioned shares.

          As to the shares indicated in subparagraph
(b) as being subject to shared voting and dispositive power, 56,569 shares, such shares are held by the wife of the reporting person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships of the nature referred to in the instructions to this item.



     (The remainder of this page intentionally left blank.)

Item 7.  Material to be Filed as Exhibits.

     There are no exhibits filed with or required to be filed with this Amendment in accordance with instructions to this item.



Signature:

          After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




     August 15, 1995
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Date


     /s/Donald C. Martin
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     SIGNATURE




     DONALD C. MARTIN
     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Name






(f:\corp\032\hughes\sch13d\dcm)